

Mail Stop 7010

February 26, 2009

Mark Schweitzer
Chief Financial Officer
CE Franklin Ltd.
Suite 1900 300 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3C4

> **Re:** **CE Franklin Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **File No. 1-12570**

Dear Mr. Schweitzer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 4. Information on the Company, page 7
D. Property, plant and equipment, page 10

1.   We note that five of your branch operations are operated by agents who are responsible for branch facility and operating costs and earn a commission on sales. Please tell us and revise future filings to clarify how you present and account for these five branches in your consolidated financial statements. If applicable, please explain to us and revise future filing to address any differences

between Canadian GAAP and U.S. GAAP related to these branches and
demonstrate how you comply with EITF 99-19.

Item 5. Operating and Financial Review and Prospects, page 11
Management's Discussion and Analysis, page 11
Operating Results, page 13

2.   Please revise future filings to consistently present the table summarizing your
        consolidated results of operations in millions or thousands of Canadian dollars.
        This comment is also applicable to the quarterly sales disclosures on page 19.

3.   In future filings, quantify the impact of changes in volume and changes in prices
        on sales during each period presented.

Critical Accounting Estimates, page 22
Goodwill, page 22

4.   Based on recent stock prices, it appears that the net book value of the Company
        may have exceeded your market capitalization at December 31, 2008. Please tell
        us and revise future filings to disclose and discuss how you considered this factor
        in evaluating goodwill for impairment.

5.   Please provide us and revise future filings to provide the following information.
        • Disclose the date of your annual goodwill impairment evaluation.
        • Address your basis for defining your reporting unit(s) under paragraphs 30 –
          36 of SFAS 142 and address any changes in those units or goodwill
          allocations during the periods presented due to recent acquisitions, etc.
        • We note your discussion of the methods used for determining fair value
          based on a discounted cash flow analysis and multiples of comparable
          public companies.
            o Disclose the assumed benefits of a valuation prepared under each
              method, and why management selected each applicable method as
              being meaningful for preparing your goodwill impairment analysis.
            o Disclose how you weight each of these methods, including how you
              determined the weights for each method. To the extent that the
              weight assigned to each method is a subjective estimate, please
              include a sensitivity analysis to address the impact on fair value if
              you weighted the methods differently.
        • For each fair value methodology you use, provide a description of the
          "significant judgments" used and the sensitivity of those assumptions in
          determining fair value. For example, for a discounted cash flow analysis
          such assumptions may include the discount rate used, revenue growth rates,
          operating profit margin percentages and the terminal rate.
        Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Mark Schweitzer
CE Franklin Ltd.
February 26, 2009
Page 3

Note 1. Accounting Policies, page 54
Inventories, page 55

6.   It appears to us that your accounting policy for the reversal of any inventory write down does not comply with U.S. GAAP. Please confirm to us and revise future filings to clarify that no such reversals occurred during the periods presented.

Note 1. Accounting Policies, page 54
Revenue Recognition, page 56

7.   Please tell us and revise future filings to clarify when the title and risk of loss transfer to the customer.

8.   We note your discussion throughout the filing of various services you provide to your customers including maintenance and repair, warehouse management, equipment and production services, design, testing, well-optimization analysis, project management, and supply chain management services. Please tell us and disclose in future filings your revenue recognition policy for service revenues and, if material, quantify service revenues as a percent of total revenues for each period presented in MD&A.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief